September 26, 1996


Dear Fellow Shareholder:

Our craft brewing alliance is taking an exciting and dramatic step forward. The enclosed news release provides details on this important development, so please take a moment to look it over.
I wanted to share this news with you earlier, but could not disclose publicly until today.

The first part of the plan is to bring all five of our regional microbreweries under the umbrella of a single holding company, which we expect to call Nor'Wester Craft Brewing Alliance. This proposed consolidation will be accomplished through the merger of Willamette Valley Inc., Microbreweries across America, Aviator Ales, Inc., Mile High Brewery, Inc., Bayhawk Ales, Inc., and North Country Brewery, Inc. into Nor'Wester Brewery and the issuance of newly registered shares of Nor'Wester common stock in exchange for shares of WVI and its four subsidiaries. The merger and share exchange will require approval by the boards of directors and shareholders of each of the Nor'Wester/WVI alliance member brewing companies. Following consolidation, all shareholders in the Nor'Wester/WVI alliance will hold shares in a single company, Nor'Wester Craft Brewing Alliance, Inc., which will be listed for trading on the Nasdaq National Market system under the symbol ALES. This is primarily an administrative step designed to simplify the ownership structure, reduce costs, increase our ability to finance growth, and provide all shareholders with a liquid market for their shares. It will not change the way each of the five microbreweries in the alliance does what matters most: produce the highest quality hand-crafted beers in America. Furthermore, each of these breweries will continue to produce these beers as separate, independent brands, each with its own distinct character.

Step two in our plan is what I am most excited about: a partnership with Vijay Mallya, a world class brewer who has built, in India, exactly the kind of national small brewery network that we are creating here in the United States. Vijay shares our commitment to brewing excellence, and he understands that smaller breweries can produce better, fresher beers with greater individuality and character. Equally important, he has proven that a national network of regional craft brewers can be financially very successful.

In addition to his investment of $12 million -- which will allow us to strengthen our alliance to face growing competition from the large industrial beer companies -- Vijay brings valuable brewing knowledge to our company, especially in producing lagers. His Kingfisher brand, for example, is one of the world's leading lagers and has been named best light lager at the Stockholm Beer Festival two years in a row.

Vijay and his team are also seasoned marketers. Together we will be able to identify and develop new regional market opportunities in North America for hand-crafted ales and lagers. Our newly consolidated company will also be able to make and market in North America Vijay's flagship brand, Kingfisher. And we will now have a partner with an established distribution and retailing presence in 20 countries, giving our U.S. brands new avenues for growth overseas.

Clearly I believe this is a tremendous opportunity, both for our breweries and for our shareholders. It is rare to find a partner with the resources of Vijay and a shared appreciation of, and commitment to, smaller-scale, hand-crafted brewing excellence. Together -- Vijay and I will have an equal 26% stake in the consolidated company -- we look forward to translating our philosophy into more award winning beers, increasing sales and earnings, and enhanced shareholder value for all of you.

You will be receiving formal shareholder meeting materials in the mail regarding the proposed merger and share exchange. As always, please do not hesitate to call with any questions.

Sincerely,



Jim Bernau
President

P.S. I want you to know how much I have appreciated the support of each of you as we have pursued our shared goal of creating world class hand-crafted beers at each of our five microbreweries. In a very real sense, we have revolutionized -- some might say reinvented -- the microbrewing industry, and I firmly believe that we are poised to take our industry to new heights of product excellence and market growth in the years ahead.